EXHIBIT 99.1

LFTD Partners Inc. Reports Record Annual Revenue and Net Income, and Expects 2022 Revenue to Exceed $75 Million

JACKSONVILLE, FL, March 31, 2022 (Accesswire) – LFTD Partners Inc. (“LFTD Partners” or the “Company”) (OTCQB: LIFD), the corporate parent of leading cannabis and psychedelics-lifestyle and consumer packaged goods company Lifted Made, which manufactures the award-winning brand of hemp-derived cannabinoid products Urb Finest Flowers and psychedelics brand Silly Shruum, today reported record revenue for Q4 2021 and full year 2021, and its sixth consecutive quarter of positive GAAP-basis earnings per share.

Financial Highlights – 2021 Fiscal Year

•	Revenue grew 492% to $31,656,932, up from $5,344,320 in 2020
•	Net income of $5,799,982, up from a loss of $(1,534,589) in 2020
•	Basic earnings per share of $0.50, up from a loss per share of $(0.29) in 2020
•	Diluted earnings per share of $0.43, up from a diluted loss per share of $(0.29) in 2020

Financial Highlights – Q4 2021

•	Revenue up 482% to $12,787,566, up from $2,196,518 in Q4 2020
•	Net income up 146% to $1,349,292, up from $549,531 in Q4 2020
•	Basic earnings per share up 67% to $0.10 per share, up from basic earnings per share of $0.06 in Q4 2020
•	Diluted earnings per share up 300% to $0.08 per share, up from diluted earnings per share of $0.02 in Q4 2020
•

Because LFTD Partners has exhausted its historical tax loss carryforwards, Q4 2021 financial results include a first-time accrual for income taxes of $1,367,362. Without this accrual for income taxes, Q4 2021 basic and diluted EPS would have been approximately $0.10 and $0.09 per share higher, respectively

•

Because a newly enacted federal law will likely result in a de facto prohibition of synthetic nicotine products by the U.S. FDA, Q4 2021 financial results include a one-time impairment of Lifted Made’s investment in tobacco-free nicotine pouch manufacturer SmplyLifted LLC. Without this one-time write-off totaling $388,727, Q4 2021 basic and diluted EPS would have been approximately $0.03 and $0.02 per share higher, respectively

Nicholas S. Warrender, Vice Chairman and COO of LFTD Partners, and founder and CEO of Lifted Made, said, “Our tremendous growth and profitability during 2021 was a reflection of the team and infrastructure that we have built over the years and is a testament to the power of a true consumer-run business. The culture we have created breeds innovation and has set a new benchmark for quality and consumer experience throughout the hemp cannabis industry. Fueled by the momentum of 2021, we expect Q1 2022 to be another record quarter based upon our outstanding sales so far this year, and barring any regulatory setbacks, we expect our 2022 revenue will reach or exceed $75 million. Notably, this 2022 sales projection does not assume any revenue from a groundbreaking new federally compliant psychedelic product that we expect to launch this year that will contain zero cannabinoids and further diversify our portfolio of products.”

1

William C. “Jake” Jacobs, CPA, President and CFO of LFTD Partners, said: “Our balance sheet is strengthening significantly, driven by our EBITDA margin that is typically in excess of 20%. During the past 100 days, we have paid off over $2.5 million of our liabilities and repurchased 100,000 shares of our common stock from an unaffiliated shareholder. And, our cash on hand currently exceeds $4.5 million.”

Jake Jacobs continued, “Delta-8-THC is now the principal ingredient in less than 25% of Lifted Made’s products, which shows the continuing diversification of Lifted Made’s product portfolio. We are continuing to explore a potential borrowing of $5 million or more, that would allow us to prepay our outstanding $2.75 million note payable to Nick Warrender, to purchase Lifted Made’s headquarters building in Kenosha for $1.375 million, and to further increase Lifted Made’s working capital to facilitate even faster growth. We are also in discussions with our investment bankers regarding a potential listing of our common stock on an exchange, probably sometime later this year.”

Gerard M. Jacobs, Chairman and CEO of LFTD Partners, said: “We get approached frequently regarding potential acquisitions of competitors, suppliers and other companies, as well as potential co-branding and joint venture opportunities for our brands. We will continue to explore these situations, preferring immediately accretive deals that would diversify the risk profile of our business and that would add talented entrepreneurs who would thrive in LFTD Partners’ decentralized partnership structure.”

About LFTD Partners Inc.

LFTD Partners Inc. (OTCQB: LIFD) is focused upon acquiring rapidly growing and profitable companies that sell branded hemp-derived cannabinoid products, emerging psychedelic products, and other alternative lifestyle products. LFTD Partners’ first wholly-owned subsidiary is Lifted Made (www.LiftedMade.com), Kenosha, Wisconsin, which sells award-winning hemp-derived cannabinoid products and other psychedelic and alternative lifestyle products under its flagship brands Urb Finest Flowers and Silly Shruum. LFTD Partners also owns 4.99% of CBD-infused beverage and products maker Ablis (www.AblisBev.com), and of distillers Bendistillery Inc. d/b/a Crater Lake Spirits (www.CraterLakeSpirits.com) and Bend Spirits, Inc., all located in Bend, Oregon.

Please read LIFD’s filings with the U.S. Securities and Exchange Commission which fully describe our business and the Risk Factors associated therewith. Learn more by subscribing to our newsletters at www.LFTDPartners.com and www.LiftedMade.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes the acquisition, financing, revenue growth, profitability, and product strategies, plans and expectations of LFTD Partners Inc. and Lifted Made. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to the actual results of these companies' merger plans, financing plans, operations, or the performance or achievements of these companies differing materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain other factors, including the risk factors set forth in LFTD Partners Inc.'s filings with the Securities and Exchange Commission. This press release does not constitute an offer to sell common stock or any other securities of LFTD Partners Inc.

CONTACTS:

Lifted Made

Attn: Nicholas S. Warrender, CEO

Phone: (224) 577-8148

Email: CEO@LiftedMade.com

Website: www.LiftedMade.com

LFTD Partners Inc.

Attn: William C. “Jake” Jacobs, President and CFO

Phone: (847) 400-7660

Email: JakeJacobs@LFTDPartners.com

Website: www.LFTDPartners.com

2